Exhibit 99.1

VINCI PARTNERS ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING HELD ON SEPTEMBER 12, 2024

Rio de Janeiro, September 12, 2024 - Vinci Partners Investments Ltd. (NASDAQ: VINP) announces that the resolutions as set out in its Notice of Annual General Meeting dated August 16, 2024, were duly passed at its Annual General Meeting held today. Shareholders of record at the close of business on August 12, 2024, Eastern time (the “Record Date”) were entitled to attend and vote on the proposals set forth in the written notice of the meeting distributed commencing on August 16, 2024 to all our shareholders of record as of the Record Date. The results of the vote are as follows:

Financial Statements

The Company’s financial statements and the auditor’s report for the fiscal year ended 31 December 2023 were approved and ratified.

Election of Mr. Peter Ogilvie

The appointment as director of the Company of Mr. Peter Ogilvie, following his appointment as interim director by the Board on October 30, 2023, was approved and ratified.

Business Combination Transaction and Plan of Merger

The business combination of the Company and MNC Holdings Limited (the “Business Combination”), with the Company being authorized to merge with Merging Company, a new exempted company incorporated under the laws of the Cayman Islands that will become the sole shareholder of MNC Holdings Limited, so that the Company be the surviving company, such that all the rights, property, business undertaking, goodwill, benefits, immunities and privileges of the Merging Company shall vest in the Company, and the Company will become liable for and subject, in the same manner as the Merging Company, to all mortgages, charges and security interests, and all contracts, obligations, claims, debts and liabilities of the Merging Company, was approved and adopted as a special resolution in all respects. In connection therewith and as a single voting item, the following were also approved:

•	the authorisation for the Company enter into the Plan of Merger in substantially the form included within the Proxy Statement (and for the purposes of Part XVI of the Companies Act, the Plan of Merger);

•	there being no holders of any outstanding security interest granted by the Company immediately prior to the Effective Date (as defined in the Plan of Merger), the execution and the submission of the Plan of Merger, together with any supporting documentation, for registration to the Registrar of Companies of the Cayman Islands; and

•	as at the Effective Date (as defined in the Plan of Merger), the Memorandum and Articles of Association of the Company continue to be the Memorandum and Articles of Association.

Related Transactions

The other transactions contemplated by the Merger Agreement were approved and adopted as a special resolution in all respects.

Election of Mr. Manuel José Balbontin

Subject to and upon the closing of the Business Combination (the “Closing”), Mr. Manuel José Balbontin was elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Memorandum and Articles of Association.

Election of Mr. Jaime de la Barra

Subject to and upon the Closing, Mr. Jaime de la Barra was elected as a member of the Board of Directors of the Company, to serve on the Board until the earlier of his vacating office or removal from office as a director in accordance with the Memorandum and Articles of Association.

Other Approvals

All actions taken and any documents or agreements executed, signed or delivered prior to or after the date of these resolutions by any Director or officer of the Company in connection with the transactions contemplated by the Proposals was approved, ratified and confirmed in all respects.

Shares and votes

Only holders of record of the Company’s Class A Shares, with a par value of US$0.00005 per share, holders of record of the Company’s Class B Shares, with a par value of US$0.00005 per share and holders of record of the Company’s Series A Convertible Preferred Shares, with a par value of US$ 0.00005, in each case as of the close of business on the Record Date were entitled to attend and vote at the Meeting. As of the close of business on the Record Date, there were in total 38,658,918 Class A Shares, 14,466,239 Class B Shares and 100,000 Series A Convertible Preferred Shares.

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, private credit, special situations, infrastructure, investment products and solutions, and retirement services, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240